[Letterhead]

November 5, 2015

VIA EDGAR

Rufus Decker, Accounting Branch Chief

Tia L. Jenkins, Senior Assistant Chief Accountant

Steve Lo, SEC Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mecox Lane Limited
Form 20-F for the Year Ended December 31, 2014
Filed on April 29, 2015 (the “2014 Form 20-F”)
File No. 001-34904

Dear Mr. Decker, Ms. Jenkins and Mr. Lo:

This letter sets forth the responses of Mecox Lane Limited (the “Company”) to the comments contained in the letter dated October 22, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s 2014 Form 20-F.  The comments are repeated below in bold and followed by the responses thereto.

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Form 20-F for the Year Ended December 31, 2014

Item 5. Operating and Financial Revenue and Prospects

A. Operating Results

Net Revenues, page 42

1.	It appears you intended to present a tabular disclosure of net revenues by product types but did not do so. In future filings, please disclose here and in Note 16 on page F-31 your net revenues by product type. Refer to ASC 280-10-50-40. Please provide us your proposed disclosures.

In response to the Staff’s comment, the Company intends to include on page 42 and in notes to the consolidated financial statements in its future Form 20-F filings a tabular disclosure of net revenues by product types and by brands, in substantially the same form set forth below (with such amendments as may be necessary to reflect changes in these businesses):

The following table illustrates our net revenue generated by different type of products:

	2013	2014
	in thousands of US$
Continuing operation
Healthcare Products	24,428	27,511
Beauty Products	16,689	20,851
Lifestyle Products	1,507	1,247
Total net revenue	42,624	49,609

The following table illustrates our net revenue generated by brands:

	2013	2014
	in thousands of US$
Continuing operation
Proprietary Brands	27,824	32,666
Third-party Brands	14,800	16,943
Total net revenue	42,624	49,609

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013, page 50

2.	Please revise in future filings to provide a robust discussion of net revenues. In this regard, please describe and quantify the significant factors responsible for the changes in net revenues between periods presented. In addition, please discuss with quantification the extent to which such changes are attributable to changes in prices, changes in the volume or amount of products being sold and/or the introduction of new products. Refer to Item 5.A of Form 20-F. Please provide us your proposed disclosure revisions for 2014 as compared to 2013.

In response to the Staff's comment, the Company intends to expand the discussion of net revenues in its future Form 20-F filings, in substantially the same form set forth below (the revised portions are in italics and underlined):

Our net revenues increased by 16.4% from $42.6 million in 2013 to $49.6 million in 2014, attributable to a net increase in revenues from proprietary healthcare products of $4.9 million and a net increase in revenues from third-party brand products of $2.1 million.

Revenues from our proprietary healthcare products increased by approximately 25% from $20.0 million in 2013 to $24.9 million in 2014, mainly due to the Company’s launch of a new proprietary healthcare product. In 2014, we launched a major proprietary healthcare product, “Hydrogen Life,” to replace a third-party product that we offered in 2013. The new product contributed $8.6 million of sales in 2014, compared to $3.9 million in 2013 generated from the sale of the discontinued third-party product. This increase is partially offset by decrease in revenue from other proprietary healthcare products of $3.7 million, mainly because we allocated more resources on the promotions of new products, and to a lesser extent, due to a slight decrease in demand on these products.

Relating to our revenues from third-party brand product, the sales of third-party brand Sonoko-brand products, which is the Company's largest third-party brand, increased approximately by 75% to $11.2 million in 2014 from $6.5 million in 2013. The Company saw a significant overall increase in its sales of premium skin care products in 2014, which were driven by a number of sales and marketing promotions. The increase in revenue was partly offset by a decrease in revenue attributable to foreign currency translation of 0.2% compared to 2013.

B. Liquidity and Capital Resources

Cash Flows and Working Capital, page 54

3.	You disclose your primary use of cash in the second paragraph. In future filings, please clarify whether the disclosure of your primary use of cash includes the discontinued operations of your A&A business. In addition, please disclose how cash flows related to the discontinued operations of your A&A business are reported in your statements of cash flows. For each period presented, please also separately quantify the cash flows related to discontinued operations included in your operating, investing and financing activities, and describe how the absence of cash flows from discontinued operations is expected to affect your future liquidity and capital resources.

The Company respectfully advises the Staff that the cash flows related to discontinued operations are not reported separately from cash flows related to continuing operations in the statements of cash flows. The Company refers to the guidance sets forth by ASC 230-10-45-24, which states, in part:

Separate disclosure of cash flows pertaining to extraordinary items or discontinued operations reflected in those categories is not required.

The disclosure of primary use of cash on page 54 includes cash flows related to both continuing operations and discontinued operations of the A&A business. Consistent with the disclosure in the consolidated statements of cash flows, the tabular disclosure on page 54 only presents the total operating, investing, and financing cash flows, without breakdown by discontinued and continuing businesses.

In response to the Staff's comment, the Company intends to revise its disclosure in the Company's future filings on Form 20-F to separately quantify the cash flows related to discontinued operations included in operating, investing and financing activities, and describe how the absence of cash flows used in discontinued operations is expected to affect its future liquidity and capital resources, in substantially the same form set forth below (the revised portions are in italics and underlined):

The consolidated statements of cash flows included in the consolidated financial statements are presented without breakdown by discontinued and continuing operations. In the following tables, we have provided a summary of our cash flows by continuing operations and discontinued operations for the period indicated:

	For the Year Ended December 31,
	2013	2014
	(in thousands of US$)
Net cash provided by (used in) operating activities	(15,090)	5,378
-Continuing	5,802	6,611
-Discontinued	(20,892)	(1,233)
Net cash provided by (used in) investing activities	17,328	683
-Continuing	20,918	2,600
-Discontinued	(3,590)	(1,917)
Net cash provided by (used in) financing activities	939	(1,640)
-Continuing	939	(1,640)
-Discontinued	-	-
Effect of exchange rate changes	(732)	(501)
-Continuing	(117)	(55)
-Discontinued	(615)	(446)
Net (decrease) increase in cash and cash equivalents	2,445	3,920
-Continuing	27,542	7,516
-Discontinued	(25,097)	(3,596)
Cash and cash equivalents at beginning of the year	13,291	14,261
Cash held in discontinued business as of December 31, 2013	(1,475)	-
Cash and cash equivalents at end of the year	14,261	18,181

Operating Activities

Net cash provided by operating activities in 2014 amounted to $5.4 million, of which $1.2 million was used in discontinued operations and $6.6 million was provided by continuing operations. The net cash used in discontinued operations was primarily attributable to a net loss of $19.8 million, and $1.0 million gain from disposal of the A&A business; partially offset by $9.3 million in impairment loss of our A&A business and $1.7 million in depreciation and amortization as well as major changes in operating assets and liabilities associated with discontinued operations, which includes a decrease of $8.1 million in held for sale net assets of the A&A business. The net cash provided by continuing operations was $6.6 million. We had a net profit of $3.4 million from continuing operations in 2014. The major adjustments to reconcile net profit to net cash provided by operating activities include: $4.9 million equity in loss of our joint venture, Giosis Mecoxlane, $1.6 million in depreciation and amortization, $1.0 million in share-based compensation, partially offset by $1.3 million gain from disposal of our joint venture. Major changes in operating assets and liabilities associated with continuing operations include $1.0 million decrease in merchandise inventories primarily as a result of less procurement in 2014 and our effort to manage the overall inventory level, partially offset by $5.1 million decrease in accounts payable as a result of less procurement of inventories in the last quarter of 2014 and repayments of vendors.

Net cash used in operating activities in 2013 amounted to $15.1 million, of which $20.9 million was used in discontinued operations and $5.8 million was provided by continuing operations. For discontinued operations, net cash used in discontinued operations was primarily attributable to a net loss of $28.4 million; partially offset by a $3.1 million decrease in merchandise inventories primarily as a result of less procurement in 2013 and our effort to manage the overall inventory level. The principal non-cash items accounting for the difference between our net loss and our net cash used in operating activities for discontinued operations in 2013 were $2.9 million in depreciation and amortization as well as $1.3 million in impairment losses. For continuing operations, net cash provided by continuing operations was primarily attributable to a net profit of $1.8 million, partially offset by a decrease of $4.0 million in accounts payable as a result of less procurement of inventories in the last quarter of 2013. The principal non-cash items accounting for the difference between our net profit and our net cash used in operating activities in 2013 were $6.0 million gain on disposal of intangible assets in connection with the partial disposal of the contributed intangible assets to its joint venture, Giosis Mecoxlane, $5.5 million equity in loss of an affiliate, $2.3 million in depreciation and amortization and $4.2 million in share-based compensation, $1.0 million loss on disposal of property and equipment as well as $3.7 million in impairment losses related to transferring our warehouse to held-for-sale.

Investing Activities

Net cash provided by investing activities amounted to $0.7 million in 2014, of which $1.9 million was used in discontinued operations and $2.6 million was provided by continuing operations. The cash used in discontinued operations was primarily due to $1.9 million for purchasing property and equipment in 2014. The cash provided by continuing operations was primarily due to $6.1 million of proceeds from redeeming structured time deposits, $2.0 million of proceeds from disposal of all equity interest of our joint venture, Giosis Mecoxlane, and $6.1 million proceeds from disposal of our A&A business, partly offset by $6.8 million for purchasing structured time deposits and $5.1 million for purchasing property and equipment in 2014.

Net cash from investing activities amounted to $17.3 million in 2013, of which $3.6 million was used in discontinued operations and $20.9 million was provided by continuing operations. The cash used in discontinued operations was primarily due to $3.8 million for purchasing property and equipment in 2013. The cash provided by continuing operations was primarily due to $28.7 million of proceeds from redeeming structured time deposits partly offset by $8.0 million for purchasing structured time deposits in 2013.

Financing Activities

Cash flows used in financing activities were $1.6 million in 2014, which all belonged to continuing operations, due to repayment of short-term borrowings.

Cash flows from financing activities were $0.9 million in 2013, which all belonged to continuing operations, primarily due to $18.7 million of proceeds from short-term borrowings, partly offset by $17.1 million of repayment of short-term borrowings and the repurchase of our treasury shares of $0.7 million.

Impact on liquidity and capital resources

Net cash generated from continuing operations was $7.5 million and $27.5 million in 2014 and 2013, respectively. For 2013 and 2014, our continuing operations provided necessary and adequate capital resources but our discontinued operations used cash for operating and investing activities. Therefore, the absence of cash flows used in discontinued operations reduced our needs for cash and is expected to improve our future liquidity and capital resources.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2014 Form 20-F, please contact the undersigned at +86 (21) 3108-1111 ext. 8878, Thank you.

Very truly yours,

/s/ Guisheng Liu
Guisheng Liu
Acting Chief Financial Officer

cc:	Ingrid Ye Wang, Director and Chief Executive Officer
Karen M. Yan, Esq., Fenwick & West LLP